Earnings Presentation

Q4 2023

d·local



Pedro Arnt
Co-Chief Executive Officer

Sebastián Kanovich
Co-Chief Executive Officer

Sergio Fogel
Co-President and Chief Strategy Officer

Diego Cabrera Canay
Chief Financial Officer

Maria Oldham
SVP - Corp. Development, Investor Relations and Strategic Finance

Safe Harbor

This presentation may contain forward-looking statements.

These forward-looking statements convey dLocal's current expectations or forecasts of future events, including guidance in respect of total payment volume, gross profit, Adjusted EBITDA, gross profit CAGR and Adjusted EBITDA to gross profit margin. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

In addition, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA and Adjusted EBITDA to gross profit margin, which are forward-looking non-IFRS measures, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

Unlocking the potential of Emerging Markets



Santiago de Chile, Chile

We delivered another year of strong results with stellar TPV and revenue growth

FY23

Total Payment Volume

$17.7B

▲ **+67%** YoY



+71%
CAGR
2021
2022
2023

Revenue

$650M

▲ **+55%** YoY



+63%
CAGR
2021
2022
2023

Gross Profit

$277M

▲ **+37%** YoY



+46%
CAGR
2021
2022
2023

Adjusted EBITDA[1]

$202M

▲ **+32%** YoY



+43%
CAGR
2021
2022
2023

4Q23

Total Payment Volume: **$5.1B** ▲ **+55%** YoY | **+11%** QoQ

Revenue: **$188M** ▲ **+59%** YoY | **+15%** QoQ

Gross Profit: **$70M** ▲ **+27%** YoY | **-6%** QoQ

Adjusted EBITDA: **$49M** ▲ **+22%** YoY | **-11%** QoQ

Note: [1] dLocal has only one operating segment. Although Adjusted EBITDA may be commonly viewed a non-IFRS measure in other contexts, pursuant to IFRS 8, Adjusted EBITDA is treated by dLocal as an IFRS measure based on the manner in which dLocal utilizes this measure. See detailed methodology for Adjusted EBITDA in appendix. Unaudited quarterly results.

Building a global team for the long-term

901

▲ **+175 FTEs or 24%**
Employee Growth YoY

FTE evolution (#):	AFRICA & ASIA	AMERICAS
	243	**658**
	▲ **+53%** YoY	▲ **+16%** YoY

Note: FTE includes employees and contractors.

FTE by function (%):

Technology & Product
38%

Corporate central functions
18%

Sales & Marketing
18%

Operations & Expansion
25%

Existing clients continue to drive strong revenue growth

Successful execution of land-and-expand strategy, as we accelerate share of wallet gains in leading merchants, driving best-in-class NRR

150% NRR FY2023

Top 10 merchant revenue[1] ($M) and concentration (%)



391
211
138
2021
2022
2023
% share of total revenue
56%
50%
60%

[1]Note: Top 10 merchants may vary from period to period. Top 10 merchants from quarter to quarter may differ from the Top 10 merchants for the full year.

Strong TPV performance across diverse verticals

Commerce volume grew 3x YoY supported by the success of our platform solution



$17.7B
$10.6B
$6.0B
2021
2022
2023

TPV YoY	
Other[2]	29%
Travel	34%
SaaS	59%
Advertising	22%
On-demand delivery	29%
Ride-hailing	62%
Streaming	48%
Financial Services[1]	53%
Commerce	197%

Note: [1] In FY 2023, financial services include wallets (0.7% of total TPV) and crypto (0.3% of total TPV). [2] Other includes e-learning, gaming and other.



Solving for the complex, fragmented payments ecosystem in EMs

Maximizing reach by accepting key local payment methods

Non-credit card volume accounted for 75% of total TPV in 2023

2023 cross-border TPV


Credit card
21%
Other
79%

2023 local-to-local TPV


Credit-card
30%
Other
70%

Other payment methods include:

- Bank transfers
- Cash alike payments
- Debit card
- Digital wallet
- Local APMs
- Mobile payments

License portfolio continues to increase, with 10+ new registries and licenses, creating greater differentiation in Emerging Markets



Payment License, Registration or Permission Holder
Payment License, Registration or Permission holder, additional ones in process
Payment License, Registration or Permission in process
Countries in which dLocal does not require a license or operates with a partner
New registries, licenses granted in 2023 & 2024 YTD

Note: dLocal relies on the support of local lawyers to define the specific licenses, registrations and/or permissions needed per country. We are licensed in Malta, enabling access to the European Union.

LatAm: sustained strong revenue in our largest markets, Brazil and Mexico

Latin America revenue
($M)


+43% YoY
224
345
493
2021
2022
2023
% share of total revenue
92%
82%
76%

Africa & Asia: we continue to experience strong traction doubling our revenue YoY

Africa & Asia revenue
($M)


+114% YoY
21
74
158
2021
2022
2023
% share of total revenue
8%
18%
24%

Financial Highlights

Robust growth rates in Pay-ins and Pay-outs

Pay-ins[1] TPV evolution ($B)


+8% QoQ
+59% YoY
2.3
2.5
3.2
3.4
3.7
4Q22
1Q23
2Q23
3Q23
4Q23
% share
71%
70%
73%
74%
72%

Pay-outs[2] TPV evolution ($B)


+19% QoQ
+47% YoY
1.0
1.1
1.2
1.2
1.4
4Q22
1Q23
2Q23
3Q23
4Q23
% share
29%
30%
27%
26%
28%

TPV expansion in 4Q23 driven by local-to-local

Cross-border[3] TPV evolution ($B)


-1% QoQ
+28% YoY
1.7
2.0
2.2
2.3
2.2
4Q22
1Q23
2Q23
3Q23
4Q23
% share
53%
55%
51%
49%
44%

Local-to-Local[4] TPV evolution ($B)


+22% QoQ
+86% YoY
1.6
1.6
2.1
2.4
2.9
4Q22
1Q23
2Q23
3Q23
4Q23
% share
47%
45%
49%
51%
56%

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. [2]"Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.[3]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. [4]"Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

Record revenue of $188M supported by existing merchant base, with NRR at 149% in 4Q23…

…despite negative impact from Argentina



Revenue evolution ($M)
Excluding Argentina
+15% QoQ
+59% YoY
+27% QoQ
+70% YoY
118
137
161
164
188
4Q22
1Q23
2Q23
3Q23
4Q23
Argentina[1]

Note: [1]YoY and QoQ growth is presented excluding Argentina due to significant revenue and gross profit contraction in Argentina driven largely by the macroeconomic conditions with tighter capital controls and significant local currency devaluation in Q4 2023

Gross profit increased by 48% YoY and 7% QoQ, when excluding Argentina

Gross Profit evolution ($M)



Excluding Argentina
-6% QoQ
+27% YoY
+7% QoQ
+48% YoY
55
62
71
75
70
4Q22
1Q23
2Q23
3Q23
4Q23
Argentina[1]

Note: [1]YoY and QoQ growth is presented excluding Argentina due to significant revenue and gross profit contraction in Argentina driven largely by the macroeconomic conditions with tighter capital controls and significant local currency devaluation in Q4 2023

Gross profit margin impacted primarily by higher expatriation costs; contraction in net take rates mainly driven by business mix

Gross Profit margin (%) QoQ bridge


45.5%
0.3%
-1.1%
-2.5%
-5.2%
37.1%
Increase in pay-outs TPV share (+2p.p. To 28%).
Lower cross-border TPV share (-5p.p. To 44%)
Driven primarily by Argentina
Higher proportion of revenues in countries with higher expatriation costs and growth of Tier "0" merchants
3Q23
Product mix
Service mix
Country mix
Processing cost, merchant mix and pricing
4Q23

Gross Profit over TPV (%) QoQ bridge


1.61%
-0.02%
-0.11%
-0.11%
0.00%
1.36%
Decrease in pay-ins TPV share (-2p.p. To 72%).
Lower cross-border TPV share (-5p.p. To 44%)
Driven primarily by Argentina
Growth of merchants with lower than average net take rate
3Q23
Product mix
Service mix
Country mix
Processing cost, merchant mix and pricing
4Q23

QoQ impact on Adjusted EBITDA mainly driven by gross profit contraction and investments in the team for future growth; Adjusted EBITDA over gross profit remains >70%,

Adjusted EBITDA[1] evolution ($M)



-11% QoQ
+22% YoY
40
45
52
56
49
4Q22
1Q23
2Q23
3Q23
4Q23

Adjusted EBITDA ratios evolution (%)



Adj EBITDA Margin
Adj EBITDA/Gross Profit
73.3%
73.6%
73.5%
74.6%
70.6%
34.1%
33.1%
32.3%
33.9%
26.2%
4Q22
1Q23
2Q23
3Q23
4Q23

Note: [1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

QoQ Adjusted EBITDA over gross profit margin contraction driven by investments in the company infrastructure to sustain long-term growth: tech-related items and people

Adjusted EBITDA[1] over Gross Profit margin QoQ bridge (%)



74.6%
1.4%
0.7%
0.3%
-0.1%
-0.2%
-0.3%
-0.8%
-1.2%
-3.8%
70.6%
Adjusted EBITDA / GP 3Q23
Travel and other operating expenses
Amort. of intangible assets
Infraestructure expenses
Marketing expenses
Third party services
Software licenses
Product development and technology expenses (excluding S&W)
Office expenses
Salaries and wages (including product and IT)2
Adjusted EBITDA / GP 4Q23

Note: [1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. [2]Salaries and wages exclude share-based payment non-cash charges as it is excluded from the Adjusted EBITDA calculation. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

Net income +47% YoY, QoQ decline driven by gross profit contraction, increased share-based compensation and inflation adjustment in Argentina

Net income evolution ($M)


-29% QoQ
+47% YoY
19
35
45
40
28
4Q22
1Q23
2Q23
3Q23
4Q23
Diluted EPS1
0.06
0.11
0.15
0.13
0.10

Net income bridge QoQ ($M)


40.4
-6.3
-1.9
-0.4
-1.5
-2.2
-0.4
-0.6
1.4
28.5
Reversal of the allowances of the FTX deposits: Q3 = gain of 2.5m Q4 = gain of 0.7m
Class action expenses (fees from independent global expert services)
Net income 3Q23
Adjusted EBITDA
Impairment loss / (gain) on financial assets 2
Depreciation and amortization
Share-based payment non-cash charges
Inflation adjustment
Other non-recurring costs 3
Net financial results 4
Income tax expense
Net income 4Q23

Note: [1]Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. [2]In 2022, the Company utilized FTX Trading Ltd. ("FTX") services for the repatriation of funds from one country. On November 11, 2022, when FTX filed for Chapter 11 bankruptcy in the United States, the Company had deposits of $5.6 million, whose withdrawals had not been processed by FTX. Such deposits were included in the loss allowance as of December 31, 2022. The Group entered into an agreement with a third-party to sell 100% of these deposits for an amount of $3.5 million. Thus, during Q3 2023 the Group recognized a gain of $2.5 million and a gain of US$0.9 million during Q4 2023 as result of the reversion of the loss allowance.[3] Other non-recurring costs related to class action expense, which include fees from independent global expert services. [4]During Q4 2023 we recognized a fair value gain of $50.8 million ($24.2 million in Q3 2023) from the Argentine dollar-linked bonds and an exchange difference loss of $51.9 million (-$27.4 million in Q3 2023) from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase part of these bonds.

Strong balance sheet position; with own funds cash conversion > 100%



Consolidated cash reconciliation ($M)
+$38M
+$50M
498
36
13
1
-3
2
548
-12
536
Merchants funds
Own funds
306
192
313
235
313
223
Recovery of the restricted cash mainly held as guarantees for standby letters of credit
Further investments in Argentine dollar-linked bonds to hedge own cash against devaluation
Consolidated cash (3Q23 EoP)
Net income before taxes
Decrease in other assets
Change in trade receivables /payables
Income tax paid
Other
Consolidated cash before investments (4Q23 EoP)
Investment in financial assets
Consolidated cash (4Q23 EoP)

- **Robust own liquidity of $326M:** $223M own cash + $103M short-term investments (Argentine dollar-linked bonds)
- **Strong FCF[1] (own-funds) generation of $166M in FY23** before bonds and share buyback with **111% cash conversion[2]** ($36M and 126% in Q4)

Note: [1]FCF (own-funds) is calculated as profit before income tax less income tax paid, +/- non cash adjustments, +/- change in working capital (own) excluding movements in Other Assets +/- net collection of interest & financial expenses, less additions of property, plant and equipment and intangible assets. FCF excludes inflows & outflows due to movements in Other Assets, because these movements are expected to be non-recurring and temporary. [2]Cash conversion is calculated as Free Cash Flow (own-funds) divided by net income

Full year 2024 outlook

TPV
$25-27B

- Growth driven by increased share of wallet from existing merchants
- Increasing share from Africa and Asia
- High growth expected from: e-commerce, advertising, and ride-hailing verticals

Gross Profit
$320-360M

- Growth of “Tier 0” merchants
- Sustained growth in our local to local business
- Growth expected from regions that we have not fully scaled yet
- Normalization of foreign exchange spreads in certain dual currency rate markets

Adjusted EBITDA
$220-260M

- The respective midpoints imply Adjusted EBITDA over gross profit of around 70%
- Higher temporary OPEX increase as we prepare the business for long term growth
- Investments primarily in tech and product headcount. Other areas of investments include operations and sales

Mid-term outlook

- We reiterate our mid-term outlook: gross profit CAGR (25-35%) and Adjusted EBITDA over gross profit margin of 75%+
- As we look beyond 2024, once we conclude our short term investment cycle in tools, processes, and people to secure our ability to scale the company effectively for long-term growth, we believe we will start to see the operational leverage inherent to our business model kick in more clearly

Note: Outlook amounts are estimates and are based on current management expectations. Amounts are subject to change and we undertake no duty to update this outlook.

Highlights

We power a **massive and expanding emerging markets ecosystem** accepting more than **900 local payment methods** across **40+ countries**

We are **directly integrated** with some of the world's largest online merchants, driving very strong NRR and cohort performance

We have built a **scalable, single API technology infrastructure** that makes the complex simple for merchants across emerging markets

Our business model is **diversified across industries, clients and geographies**

We are **growing rapidly and profitably at scale with strong cash generation**

Thanks

d·local

APPENDIX

TPV

TPV breakdown by type of product[1]

In millions of US$	4Q22	1Q23	2Q23	3Q23	4Q23	2022	2023
Pay-ins	2,334	2,503	3,190	3,429	3,701	7,905	12,823
As % of total	*71%*	*70%*	*73%*	*74%*	*72%*	*75%*	*73%*
Pay-outs	962	1,072	1,184	1,189	1,410	2,661	4,855
As % of total	*29%*	*30%*	*27%*	*26%*	*28%*	*25%*	*27%*
Total TPV	**3,296**	**3,574**	**4,373**	**4,618**	**5,111**	**10,567**	**17,677**

TPV breakdown by type of flow[2]

In millions of US$	4Q22	1Q23	2Q23	3Q23	4Q23	2022	2023
Cross-border	1,745	1,960	2,219	2,256	2,235	6,077	8,670
As % of total	*53%*	*55%*	*51%*	*49%*	44%	*58%*	49%
Local to Local	1,550	1,615	2,154	2,362	2,876	4,489	9,007
As % of total	*47%*	*45%*	*49%*	*51%*	56%	*42%*	51%
Total TPV	**3,296**	**3,574**	**4,373**	**4,618**	**5,111**	**10,567**	**17,677**

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. "Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.
[2]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. "Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

Revenue

Revenue breakdown by geography

In millions of US$	4Q22	1Q23	2Q23	3Q23	4Q23	2022	2023
Brazil	23.4	22.8	41.2	44.7	50.2	84.0	159.0
Argentina	14.2	20.0	20.7	23.9	10.5	77.6	75.1
Mexico	22.4	22.7	28.3	30.2	35.6	68.0	116.8
Chile	13.9	14.2	14.2	12.4	14.9	52.5	55.7
Other LatAm	18.9	18.5	22.5	24.8	20.3	63.3	86.1
Latin America	**92.9**	**98.2**	**126.9**	**136.0**	**131.5**	**345.4**	**492.7**
Nigeria	14.1	26.9	20.4	8.3	28.4	33.8	84.0
Other Africa & Asia	11.5	12.1	13.9	19.6	28.1	39.8	73.7
Africa & Asia	**25.6**	**39.0**	**34.3**	**27.9**	**56.5**	**73.6**	**157.7**
Total Revenue	**118.4**	**137.3**	**161.1**	**163.9**	**188.0**	**418.9**	**650.4**

Note: Unaudited quarterly results

Revenue

Top 10 merchant revenue[1]($M) and concentration (%)



128
99
94
80
65
4Q22
1Q23
2Q23
3Q23
4Q23
% Share of total revenue
55%
58%
59%
60%
68%

Revenue composition ($M)

149%
NRR[2]



118
58
12
188
4Q22 total revenue
Existing Merchants
New Merchants
4Q23 total revenue

Note: [1]Top 10 merchants may vary from period to period. [2]"NRR" means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months.
Unaudited quarterly results.

Adjusted EBITDA

Adjusted EBITDA bridge ($M)



41.0
3.6
4.9
0.4
-0.7
49.2
4Q23 Operating Profit (IFRS)
Depreciation and amortization
Stock-based Compensation
Other non-recurring costs
Impairment Gain/Losses on Financial Assets
4Q23 Adjusted EBITDA

Note: Adjusted EBITDA excludes one-off expenses and non-cash items. Unaudited quarterly results. See detailed methodology for Adjusted EBITDA in slide 29.

Adjusted EBITDA

Reconciliation of Profit to Adjusted EBITDA

$ in thousands	4Q22	3Q23	4Q23
Profit for the period	**19,364**	**40,364**	**28,481**
Income tax expense	3,935	8,897	7,476
Depreciation and amortization	2,457	3,237	3,604
Finance income and costs, net	3,071	(1,548)	(996)
Share-based payment non-cash charges	3,810	3,322	4,850
Other operating (gain)/loss	(9)	-	-
Impairment loss / (gain) on financial assets[1]	5,640	(2,508)	(657)
Inflation adjustment	132	3,817	6,040
Other non-recurring costs[2]	2,014	-	434
Adjusted EBITDA	**40,414**	**55,581**	**49,232**

Note: Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, transaction expenses and inflation adjustment.
[1]In 2022, the Company utilized FTX Trading Ltd. ("FTX") services for the repatriation of funds from one country. On November 11, 2022, when FTX filed for Chapter 11 bankruptcy in the United States, the Company had deposits of $5.6 million, whose withdrawals had not been processed by FTX. Such deposits were included in the loss allowance as of December 31, 2022. The Group entered into an agreement with a third-party to sell 100% of these deposits for an amount of $3.5 million. Thus, during Q3 2023 the Group recognized a gain of $2.5 million and a gain of US$0.9 million during Q4 2023 as result of the reversion of the loss allowance. [2]Other non-recurring costs related to an internal review of the allegations made by a short-seller report and class action expense, which include fees from independent counsel, independent global expert services and a forensic accounting advisory firm were included.
Unaudited quarterly results.

Adjusted Net Income

Reconciliation of Profit to Adjusted Net Income

$ in thousands	4Q22	3Q23	4Q23
Profit for the period	**19,364**	**40,364**	**28,481**
Share-based payment non-cash charges	3,810	3,322	4,850
Other operating (gain)/loss	(9)	-	-
Impairment loss / (gain) on financial assets	5,640	(2,508)	(657)
Inflation adjustment	132	3,817	6,040
Fair value loss / (gain) of financial assets at FVTPL (Argentine bonds)	-	(24,232)	(50,754)
Exchange difference - intercompany loan in USD	-	27,351	51,858
Other non-recurring costs	2,014	-	434
Income tax adjustments	(1)	1,092	386
Adjusted Net Income	**30,950**	**49,206**	**40,638**

Note: Adjusted Net Income is a non-IFRS financial measure. As used by dLocal Adjusted net income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA in page 9). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds and the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds. In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results for operations while excluding for certain non-cash effects such as currency devaluation and inflation. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS.
Unaudited quarterly results.

Robust global network of trusted financial partners

In Q4 2023, we expatriated **close to 80%** of the pay-ins cross-border TPV through **banks (global, continental or national partner banks)**

4Q23 cross-border expatriation volumes by partner mix:


0.2%
7%
5%
9%
79%
GSIBs, Continental and National banks
Licensed brokers
Payment processors
Netting
Alternative assets

Cohort evolution

TPV by Cohort[1] ($M)



297
260
246
188
56
36
1



2018
2019
2020
2021
2022
2023
$8,259
$4,132
$3,704
$3,320
$2,514
$2,116
$1,822
$1,242
$954
$577
$734
$158
1
2
3
4
5
6

[1] Each cohort is comprised by all of the merchants that began processing TPV in each period, regardless of volume of TPV processed. As cohorts prior to 2018 are not illustrated, the sum of the TPV of the different cohorts for each period does not match our total TPV reported for that period.